Exhibit 12.1
Trecora Resources
Ratio of Earnings to Fixed Charges

The following table sets forth the calculation of our ratio of earnings to fixed charges for each of the periods indicated:

	Six Months Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
	(in thousands except ratio)

Income before taxes	$29,633	$28,362	$22,718	$27,645	$16,225	$20,389
Equity in (earnings) losses of AMAK	(7,168	5,325	1,072	(8,700	211	1,018
Bargain purchase gain	(11,549	-	-	-	-	(8,850)
Fixed charges(1)	1,379	2,498	1,510	911	963	1,155
Earnings available to cover fixed charges	$12,295	$36,185	$25,300	$19,856	$17,399	$13,712

Ratio of earnings to fixed charges	8.92	14.49	16.76	21.79	18.08	11.87

(1)Fixed charges consist of the sum of (1) interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).